SEC 82-912

Atlas Copco

Press Release from the Atlas Copco Group

RECEIVED
2005 SEP 23 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

For further information please contact:
Annika Berglund, SVP Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco opens a Customer Center in Mongolia

Stockholm, Sweden, September 20, 2005: Atlas Copco has established a fully-owned customer center in Ulanbaatar, Mongolia, to strengthen contacts with customers and to provide local service to the growing mining sector in that country.

The new customer center, Atlas Copco Mongolia LLC, offers a wide range of construction and mining products and related aftermarket activities.

"*By establishing this new customer center in Ulanbaatar we will come substantially closer to our present and future customers,*" says Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique.

"There is a high level of activity within mineral exploration in Mongolia and new deposits are expected to result in a growing mining sector. With this new customer center, Atlas Copco is preparing itself for the anticipated growth."

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

05011421

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

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